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                                                              September 4, 2003

FOR IMMEDIATE RELEASE
Contact:  Laura Ulbrandt (212) 460-1900


             LEUCADIA NATIONAL CORPORATION COMMENCES EXCHANGE OFFER
                 FOR SHARES OF WILTEL COMMUNICATIONS GROUP, INC.

                             WILTEL RECOMMENDS THAT
                   WILTEL STOCKHOLDERS ACCEPT LEUCADIA'S OFFER

Leucadia National Corporation (LUK - NYSE and PCX) and WilTel Communications Group, Inc. (WTEL - Nasdaq) announced today that, pursuant to their previously announced merger agreement, Leucadia has commenced an exchange offer for all of the outstanding shares of WilTel common stock not already owned by Leucadia. Subject to the terms and conditions of the offer, WilTel stockholders will receive 0.4242 of a Leucadia common share and one contingent sale right for each share of WilTel common stock tendered. The exchange offer, if consummated, will be followed by a merger for the same consideration to WilTel stockholders as offered in the exchange offer.

The exchange offer is scheduled to expire at 12:00 p.m., New York City time, on Thursday, October 2, 2003, unless the offer is extended. The terms and conditions of the offer are described in offer documents being mailed to WilTel stockholders. Subject to applicable law and the terms of the merger agreement, Leucadia may extend the offer.

The Board of Directors of WilTel, acting on the recommendation of a special committee composed of independent directors, recommends that WilTel stockholders tender their WilTel shares in the offer. A more detailed description of the special committee and the WilTel Board of Directors' recommendation can be found in the Solicitation/Recommendation Statement on Schedule 14D-9 that WilTel filed with the Securities and Exchange Commission (the "SEC") today.

WilTel stockholders are urged to read the offer documents and WilTel's recommendation statement. Copies of these documents may be obtained at no charge from the website maintained by the SEC at www.sec.gov. Copies of the offer documents may also be obtained at no charge from Innisfree M&A Incorporated, the information agent for the offer. WilTel stockholders can call the information agent toll free at (888) 750-5834 (banks and brokers may call collect at 212-750-5833) with questions relating to the offer.

A registration statement relating to the Leucadia common shares being offered has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Leucadia common shares in any state in which such an offer, solicitation or sale would be unlawful prior to registration or




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qualification under the securities laws of any such state. The offer may only be made pursuant to the Offer to Exchange/Prospectus and the accompanying Letter of Transmittal.

This news release may contain "forward-looking statements" as defined by federal law. Although Leucadia and WilTel believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Leucadia and WilTel assume no obligation to update those statements to reflect actual results, changes in assumptions and other factors. The forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Additional information that could lead to material changes in performance is contained in filings with the SEC made by Leucadia and WilTel.

Leucadia National Corporation is a holding company engaged in a variety of businesses, including telecommunications (principally through its 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through its Plastics Division), real estate activities, winery operations, development of a copper mine (through its 72.8% interest in MK Gold Company) and property and casualty reinsurance. Leucadia currently has equity interests of more than 5% in the following domestic public companies:
AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through its interest in Berkadia), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.3%) and WilTel (47.4%).

WilTel Communications Group, Inc., through its operating subsidiary WilTel Communications, LLC, provides data, voice and media transport solutions to a growing carrier-class customer base with complex communications needs. Such customers include leading global telecommunications and media and entertainment companies -- companies where bandwidth is either their primary business or a core component of the products and services they deliver. WilTel's advanced network infrastructure reaches border-to-border and coast- to-coast with international connectivity to accommodate global traffic.